

Mail Stop 3720

July 1, 2009

Mr. Thomas Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

>   **Re: American Tower Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **File No. 1-14195**

Dear Mr. Bartlett:

    We have reviewed your supplemental response letter dated May 19, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Restrictions Under Notes Indentures, page 44

1. We note your response to comment 2. You are required to evaluate each subsidiary to identify <u>any</u> circumstance where third parties may limit the subsidiaries' ability to loan, advance or dividend funds to the parent. Refer to Question 1 of SAB Topic 6:K.2.a. It appears, based upon the terms of the Loan and Security Agreement and the Cash Management Agreement, that there are, in fact, circumstances where a third party may limit the subsidiaries ability to loan, advance or dividend funds to the

Mr. Thomas Bartlett
American Tower Corporation
July 1, 2009
Page 2

parent. Please revise or advise us further, including a detailed explanation of the results of your evaluation of your subsidiaries.

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

2. We note your response to comment 3. Tell us why you have not assigned value to both acquired customer contracts and customer relationship intangible assets in your business combinations and assets acquisitions. Please revise or further advise us.

3. It is unclear to us why your acquisition of SpectraSite, Inc. resulted in a significant amount of goodwill in relation to the value assigned to the acquired customer relationships intangible. In this regard, describe in more detail your valuation methodology and significant assumptions used to determine the value of the customer relationships intangible asset.

4. We note in your response to comment 4.c that your attrition rate has typically been very low. Cancellations have historically been less than 3% and in the last four years, at or about 2%. Tell us the number of years of expected cash flows that you assumed when initially valuing acquired customer based intangible assets and contrast this with the amortization period of these assets and the attrition rate.

5. We note in your response to comment 4, the last paragraph on page 6 of your response, that you have elected to track customer based intangible assets as an amalgam, a single asset related to each group of assets purchased.   Explain to us how you group your long-lived assets for purposes of recognition and measurement of impairment loss. Refer to paragraph 10 of SFAS 144. Also, identify for us the asset that you consider to be the primary asset of the asset group for purposes of testing impairment. Refer to paragraph 18 of SFAS 144.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director